December 23, 2020

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-1 (File No. 333-251454)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, ReWalk Robotics Ltd. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-251454) (the “Registration Statement”), to 4:00 p.m., Eastern Time, on December 28, 2020, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Colin Diamond at (212) 819-8754 or Scott Levi at (212) 819-8320. Should you have any questions regarding this letter, please do not hesitate to contact Mr. Diamond or Mr. Levi at White & Case LLP.

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Sincerely, REWALK ROBOTICS LTD. By: /s/Ori Gon Name: Ori Gon Title: Chief Financial Officer